Exhibit 99.1

IMPORTANT NOTICE – DISCLAIMER

Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa. These materials do not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, Australia, Canada, Japan or the Republic of South Africa.

The securities mentioned herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to U.S. persons absent such registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No offering of securities is being made in the United States or to U.S. persons.

ANNOUNCEMENT TO THE INVESTING PUBLIC REGARDING THE OFFERING PRICE OF THE NEW, COMMON, REGISTERED, VOTING SHARES OF “STAR BULK CARRIERS CORP.”

“AXIA Ventures Group Ltd”, member of the Alpha Bank Group, acting as Lead Advisor and Joint Coordinator and Bookrunner and “National Bank of Greece S.A.”, acting as Co-Advisor and Joint Coordinator and Bookrunner, in connection with the Public Offering in Greece and the admission to parallel listing of all common, registered, voting shares of “Star Bulk Carriers Corp.” (the “Company”), for trading on the Main Market the Regulated Securities Market of Euronext Athens, following the completion of the Public Offering on Friday, 11 September 2026, hereby announce, in accordance with article 17(2) and article 21(2) of Regulation (EU) 2017/1129, that a total of 4,400,000 new, common, registered, voting shares of the Company were allocated (the “New Shares”), including the shares of the parallel offering to a limited group of persons, in accordance with decision no. 4/379/18.04.2006 of the Board of Directors of the Hellenic Capital Market Commission.

The final offering price of the Company’s New Shares was determined at €24.50 (US$ 28.40)(1) per New Share and is the same for all investors, Qualified and Retail, who participated in the Public Offering and the Parallel Offering.

The total valid demand expressed in the context of the Public Offering amounted to 26,788,512 shares, at the final offering price of €24.50 (US$ 28.40)(1) per New Share, i.e. a total value of €656.3 million, resulting in the Public Offering being oversubscribed by over 6 times.

Detailed information regarding the allocation of the New Shares offered through the Public Offering by investor category will be announced on Tuesday, 15 September 2026.

The New Shares have not been, and will not be, registered under the U.S. federal securities laws or the securities laws of any other jurisdiction, and the New Shares may not be offered or sold in the United States or to U.S. persons unless an exemption from the registration requirements of the Securities Act is available. The New Shares are being offered and sold to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act.

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(1) The Offering Price has been converted into U.S. dollars based on the Euro/U.S. dollar (EUR/USD) exchange rate as of 11.09.2026 (€1 = 1.1592 USD). (Source: “European Central Bank” at Greek market close).

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Not for release or distribution or publication in whole or in part, directly or indirectly, in or into Australia, Canada, Japan or the Republic of South Africa.

Friday, 11 September 2026

Important Notice – Disclaimer

This announcement includes “forward-looking statements,” with respect to our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described depend on many factors, some or all of which are not predictable or within our control. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, market conditions, disruptions to the mechanics required to operate cross-border trading, disruptions to trading on Euronext Athens, and other technical impediments to the commencement of trading. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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